Mail Stop 6010

October 23, 2006

VIA U.S. MAIL AND FACSIMILE (269.385.1062)

Mr. Dean H. Bergy
Chief Financial Officer
Stryker Corporation
2725 Fairfield Road
Kalamazoo, Michigan 49002

> **Re:** **Stryker Corporation**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed April 17, 2006**
> **Forms 10-Q for the Quarterly Periods Ended March 31, and**
> **June 30, 2006**
> **File No. 000-09165**

Dear Mr. Bergy:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Outlook for 2006, page 24

1.   With respect to your presentation of "Adjusted restated diluted net earnings per share" and "Restated diluted net earnings per share" please include the following disclosures in future filings, or tell us why the current disclosures comply with Item 10(e) of Regulation S-K:

    ·   A statement disclosing the reasons why you the presentation of the non-GAAP financial measures provide useful information to investors; and
    ·   A statement disclosing the additional purposes, if any, for which you use the non-GAAP financial measures.

2.   In addition, when you present non-GAAP per share amounts in future filings, please also provide the reconciliation of the GAAP to non-GAAP weighted average basic and diluted shares used in calculating the measures, or if the same, present the amount and disclose that fact.

3.   In future filings, revise all non-GAAP presentations to only use titles or descriptions for non-GAAP financial measures that are the not same as, or confusingly similar to, titles or descriptions used for your GAAP financial measures.

Results of Operations, page 25

4.   Please tell us and in future filings disclose how you determine constant currency amounts/percentages and whether this presentation is on a GAAP or non-GAAP basis.

Financial Statements and Supplementary Data, page 36

Note 1. Significant Accounting Policies, page 41

Loaner Instrumentation, page 42

5.   Please tell us why you calculate gross profit exclusive of amortization expense related to your loaner instrumentation which is classified in selling, general and administrative expenses and intangibles amortization.

6.   Please tell us why you classify changes in the loaner instrumentation account within net cash provided by operating activities in your statement of cash flows.

7.   Please tell us in more detail the nature of this equipment and the terms and length of its use to customers for surgical implants. Discuss how you eventually dispose of this equipment whether by sale to customers, scrap, etc. In explaining the nature of the account, please also discuss why you previously referred to this account as "deferred charges" in your 2003 Form 10-K.

8.   Please tell us why the balance of this account only increased by $40.8 million, $43.2 million and $67.6 million between June 30, 2006, December 31, 2005, 2004 and 2003 as shown in the balance sheets given the change in the account of $116.8 million, $189.4 million and $161.4 million in the six months ended June 30, 2006 and the years ended December 31, 2005 and 2004 as shown in the statements of cash flows.

Note 4. Acquisitions, page 46

9.   Tell us and revise the notes to the financial statements in future filings to disclose the method you used to value the in-process research and development acquired in 2004 from SpineCore, Inc., including all significant assumptions.

10.   Please tell us and, in future filings, revise MD&A to disclose the following for each
        major project you acquired as part of the in-process research and development from
        SpineCore, Inc.:

        ·   the nature of the project;
        ·   the value assigned to the project;
        ·   the status of development at the date of acquisition;
        ·   the anticipated completion date and the date you expect to begin benefiting from
                   the IPR&D;
        ·   projected costs to complete the project;
        ·   the risks and uncertainties associated with completing development within a
                   reasonable period of time;
        ·   the risks involved if the IPR&D is not completed on a timely basis;
        ·   the status of your efforts for completion of the project and the impact of any
                   delays; and
        ·   explain any material variations between projected results and actual results and, if
                   applicable, how failure to achieve projected results impacted (or will impact)
                   expected return on investment, future results, and financial condition.

Note 11. Income Taxes, page 55

11.   On page 57 you disclose that during 2005, "the Company did not reach resolution on any
        significant outstanding tax audit and, therefore, increased its income tax accruals related
        to the Company's best estimate of the probable resolution of these tax positions by
        approximately $65.0 million." With a view toward disclosure, including disclosure in
        MD&A and critical accounting policies, please describe to us the nature of the accrual
        and the events that occurred during 2005 that caused you to revise your estimates. Please
        also tell us how this accrual impacted your tax rate in 2005 and how that effect is
        reflected in your disclosures in MD&A and the table on page 56.

Item 9A. Controls and Procedures, page 62

12.   We note your statement that your certifying officers concluded that the company's
        disclosure controls and procedures are "effective to bring to the attention of the
        Company's management the relevant information necessary to permit an assessment of
        the need to disclose material developments and risks pertaining to the Company's

business in its periodic filings with the Securities and Exchange Commission." As a result, it does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. Please amend the filing to disclose your officers' conclusions regarding the effectiveness of your disclosure controls and procedures at the period-end. Please note this comment also applies to your Forms 10-Q as of March 31, and June 30, 2006.

13.   In future filings, including the amended documents, if you wish to include the definition of disclosure controls and procedures following your conclusion, please ensure that the definition is consistent with the definition included in Rule 13a-15(e) of the Exchange Act. Otherwise, remove the language currently included as it is superfluous.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions regarding these comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant